

December 22, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Pacer Funds Trust
        Issuer CIK: 0001616668
        Issuer File Number: 333-201530 / 811-23024
        Form Type: 8-A12B
        Filing Date: December 22, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Pacer International Export Leaders ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications